Filed Pursuant to Rule 433
Registration Statement No. 333-275898

Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78015QJH5
Trade Date:	April 10, 2024
Issue Date:	April 15, 2024
Valuation Date:	October 10, 2025
Maturity Date:	October 16, 2025
Term:	18 months
Reference Stock:	Common stock of Microsoft Corporation (“MSFT”)
Maximum Redemption Amount:	121% of the principal amount (the Maximum Return on the Notes is 21%)
Barrier Price:	75% of the Initial Stock Price
Digital Return:	10% of the principal amount
Percentage Change of the Reference Stock:
Physical Delivery Amount:
For each $1,000 in principal amount of the Notes, a number of shares of the Reference Stock equal to $1,000 divided by the Initial Stock Price, subject to adjustment (as described in the accompanying preliminary terms supplement)

At maturity, the amount that we will pay for each $1,000 in principal amount of the Notes, if any, will be based on the Final Stock Price and the Percentage Change.
•	If the Percentage Change is greater than or equal to the Maximum Return, you will receive the Maximum Return on the Notes and we will pay you an amount in cash equal to the Maximum Redemption Amount.
•
If the Percentage Change is less than the Maximum Return but greater than the Digital Return, you will receive a one-for-one positive return equal to the Percentage Change and we will pay you an amount in cash equal to $1,000 + ($1,000 x Percentage Change).

•	If the Percentage Change is greater than ‑25% but less than the Digital Return, you will receive the Digital Return and we will pay you an amount in cash equal to $1,000 + ($1,000 x Digital Return).
•
If the Percentage Change is less than -25%, your return on the Notes will be negative and you will not receive a cash payment at maturity (except in the limited circumstances described in the accompanying preliminary terms supplement). In this case, you will receive a number of shares of the Reference Stock, the value of which is expected to be significantly less than the principal amount of the Notes.

•	You May Receive at Maturity Shares of the Reference Stock that Are Worth Less Than the Principal Amount.
•	The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.
•	Your Potential Payment at Maturity Is Limited.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.
•	Please see the following page for important risk factor information.
Each investor will agree to treat the notes as a pre-paid derivative contract linked to the Reference Stock for U.S. federal income tax purposes, as described in more detail in the product prospectus supplement.
At maturity, for each $1,000 in principal amount, you will receive a number of shares of the Reference Stock equal to the Physical Delivery Amount (or in some cases, the cash value of the relevant shares).
In this case, the value of the Physical Delivery Amount is expected to be worth significantly less than the principal amount, and could even be zero.

Additional Key Information:
This document is a summary of the preliminary terms of an equity linked note that Royal Bank of Canada will issue.  It does not contain all of the material terms of, or risks related to, these notes. You should read the preliminary terms supplement for the notes and the documents described below before investing. In addition, you should consult your accounting, legal and tax advisors before investing.  The preliminary terms supplement for this offering will be provided to you prior to your investment decision, and it may also be accessed here:
https://www.sec.gov/Archives/edgar/data/1000275/000114036124016233/ef20025492_424b2.htm
The notes are not bail-inable notes under the Canada Deposit Insurance Corporation Act.
You should review the preliminary terms supplement carefully prior to investing in the notes.  In particular, you should carefully review the relevant risk factors set forth therein, including, but not limited to, the following:
•	You May Receive at Maturity Shares of the Reference Stock that Are Worth Less Than the Principal Amount.
•	The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.
•	Your Potential Payment at Maturity Is Limited.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.
•	There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.
•	The Initial Estimated Value of the Notes Will Be Less than the Price to the Public.
•	The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set.
•	Our Business Activities May Create Conflicts of Interest.
•	Owning the Notes Is Not the Same as Owning the Reference Stock.
•	There Is No Affiliation Between the Reference Stock Issuer and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Reference Stock Issuer.
•	Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments.
RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets, LLC (member FINRA, NYSE and SIPC); RBC Dominion Securities Inc. (member IIROC and CIPF); Royal Bank of Canada - Sydney Branch (ABN 86 076 940 880); RBC Capital Markets (Hong Kong) Limited (regulated by the Securities and Futures Commission of Hong Kong and the Hong Kong Monetary Authority) and RBC Europe Limited (authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority.) ® Registered trademark of Royal Bank of Canada. Used under license. All rights reserved.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.